UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 1.1, Exhibit 4.1, Exhibit 5.1, Exhibit 8.1 and Exhibit 23.1 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Bilibili Inc. (File No. 333-230660) and Form S-8 (No. 333-226216), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The Exhibit 5.1, Exhibit 8.1 and Exhibit 23.1 to this current report on Form 6-K update and supersede the Exhibit 5.1, Exhibit 8.1 and Exhibit 23.1 to the Form 6-K that were furnished by the Company on March 17, 2021.

EXHIBITS

Exhibit 1.1	Form of International Underwriting Agreement

Exhibit 4.1	Registrant’s Form of Class Z Ordinary Share Certificate

Exhibit 5.1	Opinion of Walkers (Hong Kong) regarding the validity of the ordinary shares

Exhibit 8.1	Opinion of Walkers (Hong Kong) regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

Exhibit 23.1	Consent of Walkers (Hong Kong) (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By :	/s/ Xin Fan
Name :	Xin Fan
Title :	Chief Financial Officer

Date: March 23, 2021